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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *65423*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING____12/31/10____
                                         MM/DD/YY   *MM/DD/YY*

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SOJOURNER SECURITIES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

100 N. Tryon Street, Suite 4700
                                         (No. and Street)

Charlotte	**N.C.**		**28202**
(City)	(State)		(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Terry G. Friddle   **(704) 331-3787**
                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker, LLP
                    (Name – *if individual, state last, first, middle name*)

The Carillon 227 West Trade Street, Suite 1100	**Charlotte**	**N.C.**	**28202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Terry G. Friddle__ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sojourner Securities, LLC__ , as of __December 31,__ , 20__10__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____

_____
Notary Public

_____
Signature

__Managing Director & Chief Compliance Officer__
Title

This report * * contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOJOURNER SECURITIES, LLC

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2010 and
Independent Auditors' Report

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Sojourner Securities, LLC:

We have audited the accompanying statement of financial condition of Sojourner Securities, LLC as of December 31, 2010 and the related statements of income, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. As explained in Note 3 to the financial statements, Sojourner Securities, LLC is a wholly-owned subsidiary of Pathfinder Capital Advisors, LLC.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sojourner Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer + Walker, LLP

February 14, 2011

TRUSTED BUSINESS ADVISORS

The Carillon · 227 West Trade Street, Suite 1100 · Charlotte, NC 28202 USA
Telephone 704·377·0239 · Facsimile 704·377·8663 · www.greerwalker.com
Members of: American Institute of CPAs · Financial Consulting Group, L.C. · PKF International

SOJOURNER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	22,636
Prepaid expenses		2,245
TOTAL ASSETS	$	24,881

LIABILITIES AND MEMBER'S EQUITY

Member's equity	$	24,881
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	24,881

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	$	-
EXPENSES:		
Licensing and professional fees		11,199
Office expenses		1,783
Bank fees		63
Other		680
Total expenses		13,725
NET LOSS	$	(13,725)

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBER'S EQUITY, DECEMBER 31, 2009	$	21,807
CONTRIBUTIONS FROM MEMBER		16,799
NET LOSS		(13,725)
MEMBER'S EQUITY, DECEMBER 31, 2010	$	24,881

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2010

SUBORDINATED LIABILITIES, DECEMBER 31, 2009	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2010	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2010	$ -

See notes to financial statements.

SOJOURNER SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(13,725)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Contribution of office services from member		1,799
Change in prepaid expenses		(146)
Net cash applied to operating activities		(12,072)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contribution from member		15,000
NET INCREASE IN CASH		2,928
CASH, BEGINNING OF YEAR		19,708
CASH, END OF YEAR	$	22,636

See notes to financial statements.

SOJOURNER SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    Operations - Sojourner Securities, LLC (the "Company") is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company is primarily involved as a placement agent for issuers. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority and the Securities Investor and Protection Corporation.

    Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

    Cash - The Company maintains cash deposits with financial institutions. At times, such deposits may exceed federally insured limits.

    Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

    The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2010, the tax years ended December 31, 2007 through 2010 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2010.

    Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 14, 2011, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $22,636, which was $17,636 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2010 and therefore, the net capital ratio does not apply.

3. RELATED PARTY AND CONCENTRATION

The Company is a wholly-owned subsidiary of Pathfinder Capital Advisors, LLC, and was established to process certain transactions initiated by its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. Generally, all of the Company's revenue is derived from transactions involving clients of its parent company. During 2010, the Company did not earn any revenue.

The parent company allocates 10% of its common office overhead expenses to the Company. The Company incurred $1,799 in such charges for the year ended December 31, 2010, which was offset by a capital contribution from its parent company.

For the year ended December 31, 2010, the parent company contributed additional capital of $15,000 to the Company.

SOJOURNER SECURITIES, LLC

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)i.

See independent auditors' report.

SOJOURNER SECURITIES, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2010
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2010 (Unaudited) $ 22,636

ADJUSTMENTS   -

NET CAPITAL, DECEMBER 31, 2010 (Audited) $ 22,636

See independent auditors' report.

BROKER OR DEALER		
SOJOURNER SECURITIES, LLC	as of	12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $	24,881	3480
2. Deduct ownership equity not allowable for Net Capital .... (	)	3490
3. Total ownership equity qualified for Net Capital	24,881	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities .... $	24,881	3530
6. Deductions and/or charges:		
A. Total non-allowable assets from		
Statement of Financial Condition (Notes B and C) .... $ 2,245 3540		
B. Secured demand note deficiency 3590		
C. Commodity futures contracts and spot commodities-		
proprietary capital charges 3600		
D. Other deductions and/or charges 3610	(2,245)	3620
7. Other additions and/or allowable credits (List)		3630
8. Net Capital before haircuts on securities positions .... $	22,636	3640
9. Haircuts on securities (computed, where appliicable,		
pursuant to 15c3-1(f)) :		
A. Contractual securities commitments .... $ 3660		
B. Subordinated securities borrowings 3670		
C. Trading and investment securities:		
1. Exempted securities 3735		
2. Debt securities 3733		
3. Options 3730		
4. Other securities 3734		
D. Undue concentration 3650		
E. Other (List) 3736	( )	3740
10. Net Capital .... $	22,636	3750

OMIT PENNIES

See independent auditors' report.

BROKER OR DEALER		
SOJOURNER SECURITIES, LLC	as of	12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	[3758]
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	[3760]
14. Excess net capital (line 10 less 13)	$ 17,636	[3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 16,636	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	[3790]
17. Add:		
A. Drafts for immediate credit . . . . $ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . $ [3810]		
C. Other unrecorded amounts (List) . . . . $ [3820]	$	[3830]
19. Total aggregate indebtedness	$	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) . . . . %	0.00	[3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) . . . . %	0.00	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	[3760]
25. Excess net capital (line 10 less 24)	$	[3910]
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditors' report.



GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Sojourner Securities, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Sojourner Securities, LLC (the "Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

TRUSTED BUSINESS ADVISORS

13

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer + Walker, LLP

February 14, 2011

SOJOURNER SECURITIES, LLC

December 31, 2010

Financial Statements

GREER & WALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS